SECURITIES AND EXCHANGE COMMISSION
                      placeCityWashington, StateD.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. )1

                              EpiCept Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock , $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  294264 20 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 22, 2006
--------------------------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




---------------------
          1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 294264 20 5                                          Page 2 of 6 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person               Domain Public Equity Partners, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box              (a) [  ]
         if a Member of a Group             (b) [  ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                   Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                        5)   Sole Voting    1,904,592 shares
Shares Beneficially                   Power          of Common Stock
Owned by Each                                        (including shares issuable
Reporting Person                                     upon exercise of warrants)
With

                                 -----------------------------------------------
                                 6)   Shared Voting
                                      Power                 -0-
                                 -----------------------------------------------
                                 7)   Sole Disposi-  1,904,592 shares
                                      tive Power     of Common Stock
                                                     (including shares issuable
                                                     upon exercise of warrants)
                                 -----------------------------------------------
                                 8)   Shared
                                      Dispositive Power     -0-
                                 -----------------------------------------------

9)   Aggregate Amount Beneficially                  1,904,592  shares
     Owned by Each Reporting person                 of Common Stock
                                                    (including shares issuable
                                                    upon exercise of warrants)
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                  5.8%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting Person                        PN

CUSIP No. 294264 20 5                                          Page 3 of 6 Pages


                                  Schedule 13G
                                  ------------

Item 1(a) -    Name of Issuer:  EpiCept Corporation

Item 1(b) -    Address of Issuer's Principal Executive Offices:

                           777 Old Saw Mill River Road
                           Tarrytown, NY 10591

Item 2(a) -    Name of Person Filing:

                           Domain Public Equity Partners, L.P.,
                           a Delaware limited partnership

Item 2(b) -    Address of Principal Business Office:

                           StreetOne Palmer Square
                           Princeton, NJ 08542

Item 2(c) -    Place of Organization:

                           Delaware

Item 2(d) -    Title of Class of Securities:

                           Common Stock, $.0001 par value

Item 2(e) -    CUSIP Number:

                           294264 20 5

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                           Not applicable.

Item 4 -       Ownership.

                    (a)    Amount Beneficially Owned:

                              1,904,592 shares of Common Stock (including shares issuable upon exercise of warrants)

CUSIP No. 294264 20 5                                          Page 4 of 6 Pages


                    (b)    Percent of Class:

                              5.8%

                    (c)    Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote:

                              1,904,592 shares of Common Stock (including shares issuable upon exercise of warrants)

                    (ii)   shared power to vote or to direct the vote: -0-

                    (iii) sole power to dispose or to direct the disposition of:

                              1,904,592 shares of Common Stock (including shares issuable upon exercise of warrants)

                    (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

                           Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of
                           Another Person:

                           Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:

                           Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

                           Not applicable.

Item 9 -       Notice of Dissolution of Group:

                           Not applicable.

CUSIP No. 294264 20 5                                          Page 5 of 6 Pages

Item 10 -      Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 294264 20 5                                          Page 6 of 6 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  DOMAIN PUBLIC EQUITY PARTNERS, L.P.
                                  By: Domain Public Equity Associates , L.L.C., General Partner

                                   By /s/ Nicole Vitullo
                                     -------------------------------------------
                                          Managing Member


Date:   January 3, 2007